# HUSCHBLACKWELL

Steven F. Carman
Partner

4801 Main Street, Suite 1000
Kansas City, MO 64112
Direct: 816.983.8153
Fax: 816.983.8080
steve.carman@huschblackwell.com

March 12, 2011

Ms. Louise Dorsey
Office of the Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:   Tortoise Capital Resources Corporation
      Request for Waiver of Rule 3-09 of Regulation S-X
      File No.: 001-33292
      CIK No.: 0001347652
      Assistant Director Office No: 8

Dear Ms. Dorsey:

Thank you for taking the time to speak to representatives of Tortoise Capital Resources Corporation (the "Company") and me on March 1, 2012, and for spending time with me in our follow-up conversation on March 9, 2012. As discussed, the Company is requesting a waiver from the requirement that it provide separate audited financial statements for High Sierra Energy, LP ("High Sierra"). This letter amends and replaces my March 8, 2012 letter to you, providing the additional information you requested in our telephone conversation.

## I.      Background

A. **Basic Company Information.** The Company has until recently been an externally managed, non-diversified closed-end management investment company that elected to be regulated as a business development company ("BDC") under the Investment Company Act of 1940 (the "1940 Act"). The election to be a BDC was made in conjunction with the Company's initial public offering of its common stock in February 2007. Since that offering, the Company has filed periodic reports with the SEC on Forms 10-K, 10-Q, and 8-K, and the Company's shares of common stock have been traded on the New York Stock Exchange. The financial statements of the Company included in its registration statement on Form N-2 at the time of the initial public offering, and all financial statements filed prior to September 2011, were prepared in conformity with GAAP under the provisions of the Investment Company Audit Guide (the "Guide").

# HUSCHBLACKWELL

Commencing in the Fall of 2008, the broad economic recession and resulting credit crisis created significant challenges to the efforts by the Company to succeed in implementing its business strategy. For numerous business reasons, in late 2010, the Company began to explore the more robust investment options that would be available to it if it were to invest in real estate assets (as opposed to securities) and later elect to become a real estate investment trust ("REIT"). The Company then sought and obtained approval from its stockholders to authorize its Board to withdraw its election to be regulated as a BDC, with the understanding that upon such withdrawal the Company would cease to be an investment company under the 1940 Act.

**B. 1940 Act Analysis.** The 1940 Act applies to issuers meeting the definition of "investment company" set forth in Section 3(a) of that Act. Section 3(a)(1)(A) of the 1940 Act defines as an "investment company" an issuer that "is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or grading in securities." The Company committed that when it elected to no longer be regulated as a BDC, it would no longer engage in "investing, reinvesting, or trading in" securities. In addition, the Company committed to engage in an orderly liquidation of its securities portfolio. That liquidation was to be ancillary to the activity of identifying and making real asset investments, in which the Company proposed to be primarily engaged. Accordingly, the definition in Section 3(a)(1)(A) of the 1940 Act would no longer be met upon withdrawal of the BDC election.

Section 3(a)(1)(C) of the 1940 Act defines an "investment company" as an issuer that "is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such Issuer's total assets." As noted above, the Company does not propose to become engaged in investing, reinvesting, holding, or trading securities. The securities currently owned by the Company are to be liquidated in an orderly manner intended to benefit common stockholders and help fund the Company's real asset investments, which is the business in which the Company is now primarily engaged.

The foregoing 1940 Act analysis was the result of a series of conversations with members of the Staff at the Division of Investment Management – most notably with Mr. James M. Curtis, Branch Chief, Associate Director (Chief Counsel). Others familiar with the conversations and the conclusions reached are Mr. Richard Pfordte and Mr. Kevin Rupert. The expectations underlying those conversations were that, after the Company elected not to be regulated as a BDC, it would: (i) not engage in additional purchases of securities (other than money market funds or other short term securities held pending a real asset investment); and (ii) seek to liquidate its existing securities portfolio in an orderly fashion in a manner intended to benefit common stockholders.

**C. Prior Division of Corporation Finance Input.** The Company then sought confirmation from the Division of Corporation Finance that: (i) when the Company filed a registration statement to raise capital to pursue its new business plan, it should file on Form S-3 (as opposed to Form N-2), and (ii) the Company should no longer prepare its financial statements under provisions of the Guide. Our initial conversations on the first topic were with Mr. Craig Olinger, and we then talked at length with Mr. Michael McTiernan. Ultimately the Company received confirmation from Mr. McTiernan that it should file on Form S-3. The Company then filed a formal withdrawal of its election to be regulated as a BDC on September 21, 2011 (the election was withdrawn on that date because Mr. McTiernan advised the Company that the EDGAR system would not accept the filing of the Company's registration statement on Form S-3 until the BDC election was withdrawn). As to the second issue noted above, we have had numerous conversations with Mr. McTiernan, Ms. Cicely LaMothe, and Ms. Jessica Barberich at the Division of Corporation Finance. Ultimately, we received definitive confirmation from Ms. Barberich in January 2012 that the Staff did not object to the view of the Company that reporting under provisions of the Guide was no longer necessary.

## II. Current Status and Issue

**A. Significance.** Upon withdrawal of its election to be regulated as a BDC in September 2011, the Company ceased reporting under the Guide and elected to account for certain legacy private securities investments at fair value, in reliance on the fair value option under ASC 825-10-25-4. This reporting method is reflected in the Company's Annual Report on Form 10-K, filed February 13, 2012 for the fiscal year ending November 30, 2011. In determining fair value, the Company receives the benefit of a "positive assurance" valuation by Lincoln Financial Advisors, an independent valuation firm. Although these private securities investments are accounted for at fair value, the Company recognizes that Rules 3-09 and 4-08(g) of Regulation S-X apply to investments accounted for under the equity method accounting had the fair value option not been elected. Compliance with those rules requires the Company to complete a "significance" analysis for its portfolio of private securities investments. The Company's analysis, as of the end of its most recently completed fiscal year, indicates that High Sierra failed the asset and income tests because it accounted for approximately 26% of the Company's total assets and approximately 31% of the Company's average pre-tax income for the last five fiscal years. The Company has not been provided with High Sierra's net income for its fiscal year ending December 31, 2011. The net income of High Sierra for the nine months ended September 30, 2011 (the latest financial information provided to the Company) was approximately 58% of the Company's pre-tax net income for the 2011 fiscal year; however, there is essentially no correlation of High Sierra's net income (in which the Company holds less than a ten percent interest) to the net income of the Company since this investment is not accounted for under the equity method. The Company acknowledges that the High Sierra investment was also significant at or above the 20% level at the end of its 2009 and 2010 fiscal years; however, that analysis was unnecessary in prior years because the equity method of accounting for High Sierra only became relevant in September 2011 due to the change in investment strategy and withdrawal of the Company's BDC election. The Company included aggregate financial information for its private securities investments (other than Mowood which is consolidated) in its recently filed Form 10-K as required by Rule 4-08(g) of Regulation S-X.

# HUSCH BLACKWELL

**B.**  **Supporting Information.** The Company is now seeking an exemption from Rule 3-09 of Regulation S-X for High Sierra for the following unique reasons:

o   The Company has held the High Sierra investment since 2006, and in accordance with the Guide, has always reported the investment at fair value and never provided any additional financial information regarding High Sierra in its periodic reports. In electing the fair value option, the Company continues to account for and report this investment consistent with what stockholders have seen in the past. To provide High Sierra's full audited financial statements now, after not disclosing such information to stockholders in the previous five years, does not seem to provide a benefit and may in fact confuse the reader. The Company understands that FASB retained the related disclosure requirement when it considered permitting the fair value option. There is no clear indication, however, that it further considered what value, if any, the disclosure may have for investors.

o   The Company's stockholders understand that the Company intends to liquidate its private securities investments in a timely manner as prudent liquidity opportunities are identified. The Company believes that public disclosure of High Sierra's financial statements may hinder its ability to liquidate this investment because High Sierra's management will not have the opportunity to explain the financial information, which could have the effect of undermining its value. To the extent that High Sierra's financial information is not fully understood, it would be detrimental to both the Company's shareholders and the other investors in High Sierra.

o   As discussed in our call, it is extremely unlikely that the High Sierra investment will be held by the Company on November 30, 2012, or if it is still held, that it will be significant to the Company. For the information of the Staff: 1) High Sierra was approached recently by a public company that proposed an acquisition of High Sierra; 2) High Sierra hired a financial advisor to evaluate and negotiate the proposal; 3) the valuation work of the financial advisor has been reviewed by the High Sierra board; and 4) a timeline suggests the transaction could be closed in the first half of this year, although no formal agreement has been signed. Of course, standard contingencies for diligence and documentation make timing and completion uncertain. If this event does not occur, the Company is committed to solicit buyers for its position (a process the Company started, but stopped pending the news of a proposed acquirer). Although the Company is committed to sell its High Sierra position, it is important to note that the Company has a robust pipeline of prospective real asset investments. With access to capital, the Company is optimistic that it will be able to make sufficient investments to cause High Sierra to no longer meet the significance test by November 30, 2012. Therefore, the Company does not believe the benefits of providing High Sierra's full audited financial statements on a one-time basis outweigh the costs (tangible and intangible) and relevance in the context of the Company's current business strategy. If the Company still owns its High Sierra position in early November, 2012, and if the High Sierra position meets a significance test, the Company commits that it will either: 1) induce High Sierra to timely provide the information required by Rule 3-09 for the Company's November 30, 2012 Form 10-K; or 2) sell its interest in High Sierra.

**C. Access to information from High Sierra.** After our conversation last week, the Company made a formal request of High Sierra for the financial information necessary to permit the Company to comply with Rule 3-09. High Sierra considered that request and provided a written response to the Company indicating that: (i) High Sierra does not prepare its audited financials in compliance with PCAOB standards; and (ii) High Sierra is not required or expected to have its December 31, 2011 audited financial statements completed prior to April 30, 2012. Aside from noting the incremental expense and hardship it would incur in trying to meet our request, High Sierra reiterated the view that public disclosure of their financial statements would be detrimental to their business. For these reasons, High Sierra refused to provide the requested financial information that would permit the Company to comply with Rule 3-09.

**III. Request of Waiver**

Based on the foregoing, the Company requests that the Staff grant a waiver of the financial statement requirement set forth in Rule 3-09 of Regulation S-X and permit the Company to exclude High Sierra's audited financial statements for fiscal year 2011 from the Company's 2011 Annual Report on Form 10-K. The Company respectfully requests the Staff's prompt attention to this request, as the Company has a Form S-3 Registration Statement on file that it is hoping to make effective soon.

If you have any questions or comments regarding the information in this letter, kindly contact me.

Sincerely,



Steven F. Carman